Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Pre-tax income (loss) from continuing operations	$(139,189)	$73,714	$(461,985)	$(589,978)	$(111,785)
Fixed charges	50,071	46,122	51,301	85,046	61,802
Amortization of capitalized interest	15,006	14,965	16,643	17,580	11,135
Income tax expense (benefit)	(6,543)	1,392	881	1,138	413
Loss in equity investee	—	—	—	634	335
Less: interest capitalized	(13,987)	(10,140)	(7,945)	(17,097)	(40,116)

Total earnings	$(94,642)	$126,053	$(401,105)	$(502,677)	$(78,216)

Fixed Charges:
Interest expensed	$35,952	$35,854	$43,233	$67,828	$21,506
Estimated interest component of rental expense (1)	132	128	123	122	180
Interest capitalized	13,987	10,140	7,945	17,097	40,116

Total Fixed Charges	$50,071	$46,122	$51,301	$85,047	$61,802

Ratio of Earnings to Fixed Charges	*	2.73	*	*	*

Excess of fixed charges over earnings	$144,713	$—	$452,406	$587,724	$140,018

* For these periods, earnings were inadequate to cover fixed charges.

(1) Represents our estimate of the interest component of noncancelable operating lease rental expense.